Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in “Risk Factors.”

Overview of Company

Dogness (International) Corporation (“Dogness” or the “Company”), is a company limited by shares established under the laws of the British Virgin Islands (“BVI”) on July 11, 2016. We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries established in Delaware, mainland China, Hong Kong Special Administrative Region of the People’s Republic of China and British Virgin Islands. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses, intelligent pet products and retractable leashes with products being sold all over the world mainly through distributions by large retailers.

Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”) was incorporated in mainland China on May 15, 2009, and was established to develop and manufacture pet leash and related   lanyard products. Dongguan Jiasheng is the main operating entity and is engaged in the research and development, manufacturing and distribution of various types of gift suspenders, pet belts ribbon, lace, elastic belt, computer jacquard ribbon and high-grade textile lace. Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”) and Jiasheng Enterprise (Hongkong) Co., Limited (“HK Jiasheng”) were incorporated in Hong Kong on March 10, 2009 and July 12, 2007, respectively, and were established to operate principally as trading companies.

A reorganization of the legal structure was completed on January 9, 2017. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to the Company. After the reorganization, the Company ultimately owns 100% of the equity interests of the entities mentioned above. As of the date of this Report, the Controlling Shareholder owns a 84.96%  equity interest of the Company.

Dogness Intelligent Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”) was incorporated in China on October 26, 2016. Dongguan Dogness was established to operate principally as a holding company.

In January 2018, the Company formed a Delaware limited liability company, Dogness Group LLC, with its operation focusing primarily on promoting the Company’s pet products sales in the United States. In February 2018, Dogness Overseas Ltd, which is wholly owned by the Company, was established in the British Virgin Islands as a holding company. Dogness Overseas Ltd owns all of the interests in Dogness Group LLC.

On March 16, 2018, the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”). After the acquisition, Mejia became the Company’s wholly-owned subsidiary. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. This Acquisition enables the Company to build its own facility instead of leasing manufacturing facilities and expand its production capacity sustainably to meet increased customer demand

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with the original shareholder of Dogness Culture, who is related to Mr. Silong Chen, our Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture for a nominal fee. Dogness Culture was focusing on developing and expanding pet food market in China. As of the date of this report, Dogness Culture is in the process of being liquidated.

Revenues by product and service categories are summarized below:

	For the six months ended December 31,
	2023		2022
Products and service category	Revenue	% of total Revenue	Revenue	% of total Revenue

Products
Traditional pet products	$3,601,676	54.0%	$4,720,547	45.4%
Intelligent pet products	2,234,220	33.5%	4,909,115	47.3%
Climbing hooks and others	761,742	11.4%	722,312	6.9%
Total revenue from products	6,597,638	98.9%	10,351,974	99.6%

Services
Dyeing services	77,049	1.1%	-	-%
Other services	-	-%	46,633	0.4%
Total revenue from services	77,049	1.1%	46,633	0.4%
Total revenue	$6,674,687	100.0%	$10,398,607	100.0%

During the six months ended December 31, 2023, our products were sold in 30 countries. Our major customers include Mid Ocean Brands B.V., Anyi trading, Digital ID Limited, Costco, Trendspark, PetSmart, Petco, Pet Value, Walmart, Target, IKEA, SimplyShe, Pets at Home, PETZL, and Petmate, etc. With the fast-growing online shopping, we also sold our products via popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and from live streaming sales platforms hosted by influencers.

Export sales accounted for 68.0% and 65.9% of the total sales for the six months ended December 31, 2023 and 2022, respectively, while China domestic sales accounted for 32.0%% and 34.1% for the six months ended December 31, 2023 and 2022, respectively. The breakdown of the sales by geographic areas is shown below:

	For the six months ended December 31, 2023		For the six months ended December 31, 2022
Geographic location	Revenue	% of total Revenue	Revenue	% of total Revenue

Sales to international markets	$4,540,047	68.0%	$6,849,562	65.9%
Sales in China domestic markets	2,134,640	32.0%	3,549,045	34.1%
Total	$6,674,687	100.0%	$10,398,607	100.0%

For the six months ended December 31, 2023, the Company’s four largest customers accounted for 19.9%, 16.3%, 6.1% and 5.0% of the Company’s total revenue, respectively. For the six months ended December 31, 2022, the Company’s three largest customers accounted for 15.3%, 9.9% and 8.8% of the Company’s total revenue, respectively.

Significant Highlights

The following highlights and developments for the six months ended December 31, 2023:

On July 19, 2023, the Company’s board of directors approved the liquidation, dissolution, and termination of Dogness culture following the signing of a termination agreement among Dogness’s Culture’s shareholders on May 8, 2023. As of the date of this report, Dogness Culture is in the process of being liquidated.

On August 2, 2023, the Registrant announced that Dr. Yunhao Chen resigned as the Chief Financial Officer of the Company. Dr. Chen did not advise the Company of any disagreement with the Company on any matter relating to its operations, policies or practices. Effective August 1, 2023, Ms. Aihua Cao is appointed as the Chief Financial Officer of the Registrant.

On August 14, 2023, the Registrant announced that Dr. Yunhao Chen has resigned as a member of the board of directors of the Registrant. This resignation followed Dr. Chen’s resignation of the Chief Financial Officer of the Registrant on August 1, 2023. Dr. Chen did not advise the Registrant of any disagreement with the Registrant on any matter relating to its operations, policies or practices. On August 14, 2023, the Registrant announced that, upon the recommendation of Nominating Committee of the Registrant, it has appointed Ms. Aihua Cao as a member of the board of directors of the Registrant. Ms. Aihua Cao consented to serve as a member of the board of directors on August 14, 2023.On November 6, 2023, the “Company, announced (i) a share consolidation of the Company’s issued and outstanding Class A common shares (“Class A Shares”) at the ratio of one-for-twenty (the “Share Consolidation”) and (ii) an amendment of the Company’s Memorandum and Articles of Association (the “Amended and Restated M&A”) to change its authorized shares from 90,931,000 Class A Shares with $0.002 par value per share and 19,069,000 Class B common shares (“Class B Shares”) with $0.002 par value per share to an unlimited number of authorized Class A Shares and Class B Shares, each without par value. The Share Consolidation was effected to enable the Company to meet the NASDAQ continued listing standards relating to the minimum bid price. Immediately prior to the effective date for the Share Consolidation, there were 31,055,259 Class A Shares outstanding. As a result of the Share Consolidation, there are approximately 1,552,763 Class A Shares outstanding (subject to redemptions of fractional shares). Before and after the Share Consolidation, the outstanding Class B Shares remaining the same as 9,069,000 shares.

In connection with the Share Consolidation, the aggregate number of warrant shares underlying the respective offerings of the Company which closed on July 19, 2021 (the “July 2021 Placement Agent Warrants”) and registered offering of the Company with certain institutional investors which closed on June 3, 2022 (the “June 2022 Investors Warrants”) have decreased from 174,249 to 8,713, and the aggregate number of warrant shares underlying the June 2022 Investors Warrants have decreased from 2,181,820 to 109,092, respectively.

On December 6, 2023, the Company announced that following the Company’s Share Consolidation, The Nasdaq Stock Market staff determined that for the 10 consecutive business days, from November 7, 2023, to November 20, 2023, the closing bid price of the Company’s Class A Shares had been at $1.00 per share or greater. Accordingly, the Company regained compliance with Listing Rule 5550(a)(2).

Market outlook

The company’s operations will continue to be negatively affected by the ongoing trade dispute between China and the United States, which may result in uncertainties in our export sales in the coming months.

To mitigate the impact of weak sales, we are focusing on developing new customers and markets, as well as developing a new generation of intelligent pet products. We have expanded our sales channels from traditional trading to online shopping channels, which allows us to gain direct access to more potential customers from domestic and international markets. This is particularly important to attract younger generations who are more interested in our smart pet products. At the same time, we are implementing cost-saving measures to improve production efficiency and profit margins.

Our Growth Strategy

We are committed to enhancing profitability and cash flows through the following strategies:

Develop innovative products and services. We focus on developing and strengthening our brand identity and emphasizing our unique offerings for customers and promoting our strong value proposition. Through extensive and on-going customer research, we are gaining valuable insights into the wants and needs of our customers and we are developing solutions and communication strategies to address them. We continually seek opportunities to strengthen our merchandising capabilities, which allow us to provide a differentiated product assortment, including our exclusive smart pet specialty products and our proprietary brand offerings, to deliver innovative solutions and value to our customers. We believe developing innovative products will further differentiate us from our competitors, allow us to forge a strong relationship with our customers, build loyalty, enhance our market position, increase transaction size and enhance operating margins.

Mergers and Acquisitions. When capital permits, we intend to capitalize on the challenges that smaller companies are encountering in our industry by acquiring complementary companies at favorable prices. We believe that acquiring rather than building capacity is an option that may be more beneficial to us if replacement costs are higher than purchase prices. We continue to look into acquiring smaller pet product manufacturers in China as part of our expansion plans. Some of the companies we may seek to acquire are suppliers of the raw materials or components we purchase to manufacture our products to further expand and integrate the industrial chain. If we do acquire such companies, we will have greater control over our manufacturing cost. Our expansion strategy includes increasing our share in existing pet specialty products markets, penetrating new markets and achieving operating efficiencies and economies of scale in merchandising, distribution, information systems, procurement, and marketing, while providing a return on investment to our stockholders.

Supply Chain Efficiencies and Scale. We intend to streamline our supply chain process and leverage our economies of scale. We seek suppliers that will strategically partner with us to create long-term shareholder value. We also aim to scale our supply chain to accommodate growth, cut costs and improve efficiency and drive continuous improvement, mitigate supply chain risks, and develop innovative approaches to product development.

From a long-term perspective, we believe the above-mentioned strategic initiatives will still help our future sales growth. Through continuous endeavor for product innovation, better management our capital expenditure and leveraging costs, we expect that we could further improve our sales and product margins to produce profitability and return on investment for our shareholders in the near future.

Results of Operations

Comparison of Operation Results for the six months ended December 31, 2023 and 2022

The following table summarizes the results of our operations for the six months ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended December 31, 2023		For the six months ended December 31, 2022		Changes
	Amount	As % of Sales	Amount	As % of Sales	Amount	%

Revenues	$6,674,687	100.0%	$10,398,607	100.0%	$(3,723,920)	(35.8)%
Cost of revenues	(5,363,758)	(80.4)%	(7,683,914)	(73.9)%	2,320,156	(30.2)%
Gross profit	1,310,929	19.6%	2,714,693	26.1%	(1,403,764)	(51.7)%
Operating expenses
Selling expenses	529,021	7.9%	1,501,469	14.4%	(972,448)	(64.8)%
General and administrative expenses	3,873,442	58.0%	4,192,810	40.3%	(319,368)	(7.6)%
R&D expense	485,849	7.3%	554,393	5.3%	(68,544)	(12.4)%
Total operating expenses	4,888,312	73.2%	6,248,672	60.1%	(1,360,360)	(21.8)%
Income from operations	(3,577,383)	(53.6)%	(3,533,979)	(34.0)%	(43,404)	1.2%
Other income (expenses)
Interest expense, net	(113,690)	(1.7)%	(100,255)	(1.0)%	(13,435)	13.4%
Foreign exchange gain	32,469	0.5%	76,962	0.7%	(44,493)	(57.8)%
Other income	80,891	1.2%	64,719	0.6%	16,172	25.0%
Rental income from related parties, net	148,406	2.2%	165,656	1.6%	(17,250)	(10.4)%
Total other income	148,076	2.2%	207,082	2.0%	(59,006)	(28.5)%
Loss before income taxes	(3,429,307)	(51.4)%	(3,326,897)	(32.0)%	(102,410)	3.1%
Income tax benefit	(231,756)	(3.5)%	(315,036)	(3.0)%	83,280	(26.4)%
Net loss	$(3,197,551)	(47.9)%	$(3,011,861)	(29.0)%	$(185,690)	6.2%

Revenues. Revenues decreased by approximately $3.7 million, or 35.8%, to approximately $6.7 million for the six months ended December 31, 2023 from approximately $10.4 million for same period last year. The decrease in revenue was primarily attributable to the significant decrease in sales for both domestic and international markets.

Revenue by Products and Services Type

The following table sets forth the breakdown of our revenue by product and service type for the six months ended December 31, 2023 and 2022:

	For the six months ended December 31,
	2023		2022
Products and services category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
Products
Traditional pet products	$3,601,676	54.0%	$4,720,547	45.4%	$(1,118,871)	(23.7)%
Intelligent pet	2,234,220	33.5%	4,909,115	47.3%	(2,674,895)	(54.5)%
Climbing hooks and others	761,742	11.4%	722,312	6.9%	39,430	5.5%
Total revenue from products	6,597,638	98.9%	10,351,974	99.6%	(3,754,336)	(36.3)%

Services
Dyeing services	77,049	1.1%	-	-%	77,049	-%
Other services	-	-%	46,633	0.4%	(46,633)	(100.0)%
Total revenue from services	77,049	1.1%	46,633	0.4%	30,416	65.2%
Total	$6,674,687	100.0%	$10,398,607	100.0%	$(3,723,920)	(35.8)%

	Total Revenue for six months ended December 31,		Units sold for six months ended December 31,				Average unit price		Price
Products	2023	2022	2023	2022	Variance in Units sold	% of units variance	2023	2022	Difference
Traditional pet products	$3,601,676	$4,720,547	6,843,858	5,107,194	1,736,664	34.0%	$0.5	0.9	$(0.4)
Intelligent pet products	2,234,220	4,909,115	140,983	111,057	29,926	26.9%	15.8	44.2	(28.4)
Climbing hooks and others	761,742	722,312	449,325	448,964	361	0.1%	1.7	1.6	0.1
Total	$6,597,638	$10,351,974	7,434,166	5,667,215	1,766,951	31.2%	$0.9	$1.8	$(0.9)

Traditional pet products

Revenue from traditional pet products decreased by approximately $1.1 million, or 23.7%, from approximately $4.7 million for the six months ended December 31, 2022, to approximately $3.6 million for the six months ended December 31, 2023. The decrease was mainly due to a decrease in average selling price of $0.40 per unit for the six months ended December 31, 2023, compared to the same period in 2022. Among the total revenue decrease, approximately $0.9 million was from sales to customers in the Chinese domestic market, as a result of fierce competition, while the remaining approximately $0.3 million decrease was from sales to customers in overseas markets.

Intelligent pet products

Revenue from intelligent pet products decreased by approximately $2.7 million, or 54.5%, from approximately $4.9 million for the six months ended December 31, 2022, to approximately $2.2 million for the six months ended December 31, 2023. The decrease was mainly driven by a decrease of $28.40 in average selling price, more low-value intelligent pet products were sold during the six months ended December 31, 2023, compared to the same period in 2022. Among the total revenue decrease, approximately $0.6 million was from sales to customers in the Chinese domestic market, while the remaining approximately $2.0 million decrease was from sales to customers in overseas markets.

Climbing hooks and others

Revenue from climbing hooks and others increased by approximately $0.1 million, from approximately $0.7 million for the six months ended December 31, 2022, to approximately $0.8 million for the six months ended December 31, 2023. The increase was mainly driven by an increase in average selling price of $0.10 per unit during the six months ended December 31, 2023, compared to the same period in 2022.

Dyeing service

We utilize our manufacturing capability and color dyeing technology to provide dyeing solutions to customers. Our services involve applying dyes or pigments on ribbons made of textile materials such as fibers, yarns, and fabrics to achieve the customer’s desired color fastness and quality. We recognize revenue at the point when dyeing solutions and related services are rendered, and the products after dyeing are delivered and accepted by the customers. However, we earned dyeing services fees of approximately $0.1 million and $Nil for the six months ended December 31, 2023 and 2022, respectively.

Sales to related parties

During the year ended June 30, 2019, we acquired 10% of the ownership interest in Dogness Network Technology Co., Ltd (“Dogness Network”), for the purpose of working together to develop new products and new technologies in smart pet tech area.

The legal representative of Dogness Technology Co., Ltd (“Dogness Technology”) is Junqiang Chen, the relative of Mr. Silong Chen.

We sold certain intelligent pet products to Dogness Network and Dogness Technology, and accordingly reported related party sales of $101,308 and $1,010,316, which accounted for 1.5% and 9.7% of our total revenue for the six months ended December 31, 2023 and 2022, respectively.

Cost of revenue associated with the sales to these two related parties amounted to $82,835 and $671,876 for the six months ended December 31, 2023 and 2022, respectively.

Revenue by Geographic Area

The following table sets forth the breakdown of our revenue by geographic areas for the six months ended December 31, 2023 and 2022:

	For the six months ended December 31,
	2023		2022
Countries and regions	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance%
Mainland China	$2,134,640	32.0%	$3,549,045	34.1%	$(1,414,405)	(39.9)%
United States	1,461,853	21.9%	4,337,562	41.8%	(2,875,709)	(66.3)%
Europe	976,395	14.6%	698,671	6.7%	277,724	39.8%
Japan and other Asian countries and regions	1,775,426	26.6%	1,284,796	12.4%	490,630	38.2%
Australia	221,398	3.3%	240,927	2.3%	(19,529)	(8.1)%
Canada	101,233	1.5%	254,406	2.4%	(153,173)	(60.2)%
Central and south America	3,742	0.1%	33,200	0.3%	(29,458)	(88.7)%
Total	$6,674,687	100.0%	$10,398,607	100.0%	$(3,723,920)	(35.8)%

The breakdown of sales by products and services types in international markets is as follows:

International sales by products

	For the six months ended December 31,
	2023		2022		Changes
Products and services type	Revenue	% of total international revenue	Revenue	% of total international revenue	Amount	%

Traditional pet products	$2,968,771	65.3%	$3,227,913	47.1%	$(259,142)	(8.0)%
Intelligent pet products	1,237,325	27.3%	3,267,979	47.7%	(2,030,654)	(62.1)%
Climbing hooks	333,951	7.4%	353,670	5.2%	(19,719)	(5.6)%
Total international sales	$4,540,047	100.0%	$6,849,562	100.0%	$(2,309,515)	(33.7)%

Our total sales in international markets decreased by approximately $2.3 million or 33.7% to approximately $4.5 million for the six months ended December 31, 2023, from approximately $6.8 million for the same period last year. The decrease in our international sales due to a significant decrease in average selling price of intelligent pet products during the six months ended December 31, 2023.

We had decreases in sales for all product types during the six months ended December 31, 2023, compared to the same period in 2022. Sales of our traditional pet products, intelligent pet products, and climbing hooks decreased by 8.0%, 62.1%, and 5.6%, respectively.

The breakdown of sales by product and services types in China’s domestic market is as follows:

Domestic sales by products

	For the six months ended December 31,
	2023		2022		Changes
Products and services type	Revenue	% of total domestic revenue	Revenue	% of total domestic revenue	Amount	%

Traditional pet products	$632,905	29.7%	$1,492,634	42.1%	$(859,729)	(57.6)%
Intelligent pet products	996,895	46.7%	1,641,136	46.2%	(644,241)	(39.3)%
Climbing hooks and others	427,791	20.0%	368,642	10.4%	59,149	16.0%
Dyeing services	77,049	3.6%	-	-%	77,049	-%
Other services	-	-%	46,633	1.3%	(46,633)	(100.0)%
Total domestic sales	$2,134,640	100.0%	$3,549,045	100.0%	$(1,414,405)	(39.9)%

Our domestic sales decreased by approximately $1.4 million or 39.9% from approximately $3.5 million for the six months ended December 31, 2022, to approximately $2.1 million for the six months ended December 31, 2023. The decrease was mainly due to a decrease in customer orders caused by intense competition in the domestic market.

Our domestic sales of traditional pet products and intelligent pet products, decreased by 57.6% and 39.3% for the six months ended December 31, 2023 as compared to the same period of 2022.

Cost of revenues

During the six months ended December 31, 2023, the cost of revenues amounted to approximately $5.4 million, compared to approximately $7.7 million for the same period in 2022, which due to a significant decrease in average unit cost of intelligent pet products. As a percentage of revenues, the cost of goods sold increased by approximately 6.5 percentage points, reaching 80.4% for the six months ended December 31, 2023, compared to 73.9% for the same period in 2022.

Gross profit

Our gross profit decreased by approximately $1.4 million or 51.7%, to approximately $1.3 million for the six months ended December 31, 2023 from approximately $2.7 million for same period of 2022 primarily attributable to the decreased average selling price of our intelligent pet products. Overall gross profit margin was 19.6%, a decrease of 6.5 percentage points, as compared to 26.1% for the six months ended December 31, 2022.

Gross profit by products and services type

The following table presents the gross profit by product types for the six months ended December 31, 2023 and 2022 as follows:

	For the six months ended December 31,
	2023		2022
Products	Gross profit	Gross profit %	Gross profit	Gross profit %	Variance in Gross profit	Variance in Gross profit %
Traditional pet products	$443,995	12.3%	$1,219,324	25.8%	$(775,329)	(13.5)	pct.
Intelligent pet products	658,796	29.5%	1,211,238	24.7%	(552,442)	4.8	pct.
Climbing hooks and others	249,657	32.8%	242,541	33.6%	7,116	(0.8)	pct.
	1,352,448	20.5%	2,673,103	25.8%	(1,320,655)	(5.3)	pct.
Services
Dyeing services	(41,519)	(53.9)%	-	-%	(41,519)	(53.9)	pct.
Other services	-	-%	41,590	89.2%	(41,590)	(89.2)	pct.
Total	$1,310,929	19.6%	$2,714,693	26.1%	$(1,403,764)	(6.5)	pct.

Gross profit for traditional pet products decreased by approximately $0.8 million for the six months ended December 31, 2023 as compared to the six months ended December 31, 2022. Gross profit margin decreased by 13.5 percentage points from 25.8% for the same period of 2022 to 12.3% for the six months ended December 31, 2023, mainly due to a decrease of $0.40 in average selling price.

Gross profit for intelligent pet products decreased by approximately $0.6 million from approximately $1.2 million for the six months ended December 31, 2022 to approximately $0.7 million for the six months ended December 31, 2023. Gross profit margin increased by 4.8 percentage point from 24.7% for the six months ended December 31, 2022 to 29.5% for the six months ended December 31, 2023, mainly driven by a decrease of 66.5% in average unit cost.

Gross profit for climbing hook and others both was approximately $0.2 million for the six months ended December 31, 2023 and 2022. Overall gross margin for climbing hooks and others decreased by 0.8 percentage points from 33.6% for the six months ended December 31, 2022 to 32.8% for the six months ended December 31, 2023.

Expenses

	For the six months ended December 31,
	2023	2023	2022	2022	Changes
	Amount	% of total Expenses	Amount	% of total Expenses	Amount	%
Selling expenses	$529,021	10.9%	$1,501,469	24.0%	$(972,448)	(64.8)%
General and administrative expenses	3,873,442	79.2%	4,192,810	67.1%	(319,368)	(7.6)%
Research and development expenses	485,849	9.9%	554,393	8.9%	(68,544)	(12.4)%
Total operating expenses	$4,888,312	100.0%	$6,248,672	100.0%	$(1,360,360)	(21.8)%

Selling expenses. Selling expenses primarily include expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, and shipping and delivery expenses. Selling expenses decreased by approximately $1.0 million or 64.8% from approximately $1.5 million for the six months ended December 31, 2022, to approximately $0.5 million for the six months ended December 31, 2023. The decrease was due to less marketing research activities. As a percentage of sales, our selling expenses were 7.9% and 14.4% of our total revenues for the six months ended December 31, 2023, and 2022, respectively.

General and administrative expenses. Our general and administrative expenses include employee salaries, welfare and insurance expenses, depreciation and bad debt expenses, as well as consulting expenses. For the six months ended December 31, 2023, general and administrative expenses decreased by approximately $0.3 million or 7.6% from approximately $4.2 million in the same period of 2022 to approximately $3.9 million. The decrease was mainly due to less professional consultant fees and decoration expenses. As a percentage of sales, our general and administrative expenses were 58.0% and 40.3% of our total revenues for the six months ended December 31, 2023 and 2022, respectively.

Research and development expenses. Our research and development expenses decreased by $0.1 million, or 12.4%, from $0.6 million for the six months ended December 31, 2022, to approximately $0.5 million for the six months ended December 31, 2023. As a percentage of sales, our research and development expenses were 7.3% and 5.3% of our total revenues for the six months ended December 31, 2023 and 2022, respectively. We expect research and development expenses to continue to increase as we expand our research and development activities to increase the use of environmentally-friendly materials and develop more new high-tech products to meet customer demands.

Other income, net. Other income primarily included interest income or expenses, foreign exchange gain or loss, rental income from related parties and other income or expenses. Other income was approximately $0.1 million for the six months ended December 31, 2023, a decrease of approximately $0.1 million from other income approximately $0.2 million for the six months ended December 31, 2022. The decrease was mainly due to less miscellaneous other income for the six months ended December 31, 2023.

Income tax benefit. Income tax benefit was approximately $0.2 million for the six months ended December 31, 2023, a decrease of approximately $0.1 million from approximately $0.3 million for the six months ended December 31, 2022. The decrease was mainly due to decreased taxable income.

Net income loss. Net loss was approximately $3.2 million for the six months ended December 31, 2023, as compared to approximately $3.0 million for the six months ended December 31, 2022. The increased net loss was the result of decreased sales and gross profit, offset by decreased operating expenses as discussed above.

Other comprehensive gain (loss). Foreign currency translation adjustments amounted to a gain of $1,666,560 and a loss of $2,326,099 for the six months ended December 31, 2023 and 2022, respectively. The balance sheet amounts with the exception of equity at December 31, 2023 were translated at RMB7.0999 to $1.00 as compared to RMB7.2513 to $1.00 at June 30, 2023. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the six months ended December 31, 2023 and 2022 were RMB7.2347 to $1.00 and RMB6.9789 to $1.00, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S., dollar terms without giving effect to any underlying change in our business or results of operation. The impact attributable to changes in revenue and expenses due to foreign currency translation are summarized as follows.

	For the six months ended December 31, 2023	For the six months ended December 31, 2022
Impact on revenue	$125,573	$123,361
Impact on operating expenses	$91,965	$74,129
Impact on net loss	$60,157	$35,730

For the six months ended December 31, 2023, if using RMB 7.2347 to $1.00 (foreign exchange rate as of December 31, 2023), rather than the average exchange rate for the six months ended December 31, 2023, to translate our revenue, operating expense and net loss, our reported revenue, operation expense and net loss would increase by $125,573, $91,965 and $60,157, respectively.

For the six months ended December 31, 2022, if using RMB6.8972 to $1.00 (foreign exchange rate as of December 31, 2022), rather than the average exchange rate for the six months ended December 31, 2022, to translate our revenue, operating expense and net loss, our reported revenue, operation expense and net loss would increase by $123,361, $74,129 and $35,730, respectively.

Liquidity and Capital Resources

The following table sets forth summary of our cash flows for the years indicated:

	For the six months ended December 31,
	2023	2022
Net cash used in operating activities	$(1,650,175)	$(4,422,123)
Net cash used in investing activities	(238,828)	(11,458,928)
Net cash (used in) provided by financing activities	(341,683)	487,719
Effect of exchange rate change on cash and restricted cash	226,388	(489,499)
Net decrease in cash and restricted cash	(2,004,298)	(15,882,831)
Cash and restricted cash, beginning of year	4,483,308	16,605,872
Cash and restricted cash, end of period	$2,479,010	$723,041

Operating Activities

Net cash used in operating activities was approximately $1.7 million for the six months ended December 31, 2023, including net loss of approximately $3.2 million, adjusted for non-cash items for approximately $2.5 million (including depreciation and amortization of approximately $1.4 million and amortization of right of use lease assets of approximately $0.6 million) and adjustments for changes in working capital of approximately $0.9 million. The adjustments for changes in working capital mainly included increase of approximately $1.0 million in prepayment and other asset (including related parties), increase of approximately $0.5 million in account receivable (including related parties), offset by an increase of approximately $0.4 million in account payable.

Net cash used in operating activities was approximately $4.4 million for the six months ended December 31, 2022, including net loss of approximately $3.0 million, adjusted for non-cash items for approximately $1.5 million (including depreciation and amortization of approximately $1.6 million and amortization of ROU assets of approximately $0.4 million) and adjustments for changes in working capital of approximately $3.0 million. The adjustments for changes in working capital mainly included decrease of approximately $1.3 million in lease liabilities, increase of approximately $0.7 million in prepayment and other asset (including related parties), increase of approximately $0.6 million in inventories.

Investing Activities

Net cash used in investing activities was approximately $0.2 million for the six months ended December 31, 2023, primarily due to the purchase of approximately $0.3 million property, plant and equipment to improve our production capacity, offset by proceeds of approximately $0.1 million from disposal property, plant and equipment.

Net cash used in investing activities was approximately $11.5 million for the six months ended December 31, 2022, primarily due to increased purchase of short-term investment of approximately $10.4 million and the purchase of approximately $1.1 million machinery and equipment to improve our production capacity.

Financing Activities

Net cash provided by financing activities was approximately $0.3 million for the six months ended December 31, 2023. During the six months ended December 31, 2023, we had net repayment from bank loan of approximately $0.4 million.

Net cash provided by financing activities was approximately $0.5 million for the six months ended December 31, 2022. During the six months ended December 31, 2022, we had net proceeds from related parties of approximately $0.6 million, offset by net repayments of bank loan of approximately $0.1 million

Commitments and Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2023:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment (1)	$19,349,989	$2,974,777	$1,319,600	$2,195,279	$12,860,333
Repayment of bank loan (2)	5,185,642	1,330,474	3,192,842	662,326	-
Capital injection obligation (3)	2,164,096	-	2,164,096	-	-
Capital expenditures on Dongguan Jiasheng (4)	246,177	246,177	-	-	-
Total	$26,945,904	$4,551,428	$6,676,538	$2,857,605	$12,860,333

(1)	The Company’s subsidiary Dogness Jiasheng leases manufacturing facilities and administration office spaces under multiple operating lease agreements. We adopted ASU No. 2016-02—Leases (Topic 842) on July 1, 2019, using a modified retrospective transition method. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of lease assets and lease liabilities.

(2)	As of December 31, 2023, the Company had a loan balance of $5,184,442 (RMB36,821,317) borrowed from Dongguan Rural Commercial Bank. The loans have terms of eight years with a maturity date on July 16, 2028 with different effective interest rate.

As of December 31, 2023, the Company had a loan balance of $1,200 borrowed from Cathay Bank. The Company has extended the repayment date to February 2024.

(3)	The Company is also obligated to make registered capital contributions to its subsidiary Zhangzhou Meijia Metal Product Ltd. (“Meijia”) to meet the requirement of State Administration for Industry and Commerce (“SAIC”) of China. As of December 31, 2023, future registered capital contribution commitments for Meijia was RMB15.4 million ($2.2 million).

(4)	Dongguan Jiasheng had a construction project which expanded from the original plan of building a warehouse, to build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall, etc. The total budget is approximately RMB263.5 million ($37.1 million). As of June 30, 2022, the Company had completed this project and transferred all of the related CIP to fixed assets. As of December 31, 2023, the Company has made total payments of approximately RMB261.8 million ($36.9 million) in connection to this project, which resulted in future minimum capital expenditure payments of approximately RMB1.7 million ($0.3 million).

Impact of Inflation

The Company’s business operations are affected by the inflation post pandemic. Inflation can have a significant impact on a company’s financial performance. Rising prices for raw materials, labor, and other costs can increase a company’s cost of goods sold, leading to lower gross margins and profitability. Additionally, inflation can increase the prices of products, which can lead to a decrease in demand for those products, ultimately affecting sales volume. Inflation can also impact a company’s expenses, such as salaries and benefits, rent, and utilities. As prices rise, these expenses can increase, leading to higher general and administrative expenses. Finally, inflation can impact a company’s debt service, as interest rates may rise, leading to higher borrowing costs.

Impact of Foreign Currency Fluctuations

Although all our raw material and production cost and expense were denominated in RMB, almost all our revenues were generated under agreements denominated in U.S. dollars. Export sales represent 68.0% and 65.9% of our revenue for the six months ended December 31, 2023 and 2022, respectively. Moreover, for the next few years we expect that the substantial majority of our revenues from international sales will continue to be denominated in U.S. dollars. Having the substantial portion of our revenues contracts denominated in U.S. dollars while having most of our raw material and production costs and expenses denominated in RMB exposes us to risk, associated with exchange rate fluctuations vis-à-vis the U.S. dollar.

A devaluation of the RMB in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in RMB. Conversely, any appreciation of the RMB in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our RMB raw material and productions and expenses, which would have a negative impact on our profit margins. For the six months ended December 31, 2023, the value of the RMB depreciated in relation to the U.S. dollar by approximately 2.09%. In fiscal 2023, the value of the RMB appreciated in relation to the U.S. dollar by approximately 8.26%. In fiscal 2022, the value of the RMB depreciated in relation to the U.S. dollar by approximately 3.70%. Because exchange rates between the U.S. dollar and the RMB fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results.

Depreciation (Appreciation) of RMB against the USD (%)
For the six months ended December 31, 2023	(2.09)%
For the year ended June 30, 2023	8.26)%
For the year ended June 30, 2022	(3.70)%

We will continue to monitor exposure to currency fluctuations. We have not engaged in any currency hedging activities in order to reduce our exposure to currency fluctuations.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the six months ended December 31, 2023 and 2022 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant, right-of-use assets (including lease liabilities) and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

Revenue recognition

On July 1, 2018, the Company adopted ASC 606 Revenue from Contracts with Customers, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue is recognized when obligations under the terms of a contract with the Company’s customers are satisfied. Satisfaction of contract terms occur with the transfer of title of the Company’s products to the customers. Net sale is measured as the amount of consideration the Company expects to receive in exchange for transferring the goods to the wholesaler and retailers.

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the six months ended December 31, 2023 and 2022, the Company did not provide any sales incentives to its customers.

Incidental promotional items that are immaterial in the context of the contract are recognized as expense. Fees charged to customers for shipping and handling are included in net sales and the related costs incurred by the Company are included in selling expenses. In applying judgment, the Company considered customer expectations of performance, materiality and the core principles of ASC Topic 606. The Company’s performance obligations are generally transferred to the customer at a point in time. The Company’s contracts with customers generally do not include any variable consideration.

The Company’s revenue is primarily generated from the sales of pet products, including leashes, accessories, collars, harnesses and intelligent smart pet products, to wholesalers and retailers. Revenue is recognized when the merchandise is delivered, title is transferred and the Company’s performance obligations to fulfill the customer contracts have been satisfied. Revenue is reported net of all value added taxes (“VAT”). The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of December 31, 2023 and June 30, 2023, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended December 31, 2023 and 2022 are disclosed in notes of the unaudited consolidated financial statements.

Accounts Receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. The Company establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories, net

Inventories are stated at net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

Leases

The Company is the lessee in a lease contract when the Company obtains the right to use the asset. Operating leases are included in the line items right-of-use asset, lease liabilities, current, and lease liabilities, long-term in the consolidated balance sheet.

Right-of-use (“ROU”) asset represents the Company’s right to use an underlying asset for the lease term and lease obligations represent the Company’s obligations to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the consolidated balance sheet and are expensed on a straight-line basis over the lease term in the consolidated statement of operations and comprehensive loss. The Company determines the lease term by agreement with lessor. As the Company’s lease does not provide implicit interest rate, the Company uses the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. Refer to Note 7 for further discussion.

Income Tax

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2023, the years from fiscal 2021 to fiscal 2023 for the Company’s mainland China subsidiaries remain open for statutory examination by PRC Tax authorities. For the Company’s Hong Kong subsidiaries, and the U.S subsidiary, all tax years remain open for statutory examination by relevant tax authorities.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 to have a material effect on the consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial statements